Alan Hambelton

T: +1 206 452 8756

ahambelton@cooley.com

August 3, 2021

Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eliem Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 2, 2021

File No. 333-257980

Ladies and Gentlemen:

On behalf of Eliem Therapeutics, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 filed with the Commission on August 2, 2021 (the “Registration Statement Amendment No. 1”) to its Registration Statement on Form S-1 filed with the Commission on July 16, 2021 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (“Registration Statement Amendment No. 2”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Registration Statement Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Condensed Consolidated Financial Statements

Note 9. Subsequent Events, page F-43

1.	Please quantify the amount of the stock compensation expense you expect to recognize for the grants issued subsequent to March 31, 2021.

Cooley LLP      1700 Seventh Avenue      Suite 1900      Seattle, WA 98101-1355

t: +1 206 452 8756      f: +1 206 452 8800      cooley.com

August 3, 2021

Page Two

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-43 of the Registration Statement Amendment No. 2.

*           *           *

Please contact me at (206) 452-8756 or Julia Stark at (206) 452-8781 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton Cooley LLP

cc:	Bob Azelby, Chief Executive Officer, Eliem Therapeutics, Inc.

Erin Lavelle, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Eliem Therapeutics, Inc.

James B. Bucher, Executive Vice President and General Counsel, Eliem Therapeutics, Inc.

Brian Cuneo, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Cooley LLP      1700 Seventh Avenue      Suite 1900      Seattle, WA 98101-1355

t: +1 206 452 8756      f: +1 206 229 3428      cooley.com